Exhibit 99.1

ATIF Holdings Limited Reports Financial Results For The First Six Months of Fiscal Year 2019

SHENZHEN, China, July 30, 2019 – ATIF Holdings Limited (“ATIF”, or the “Company”), a company providing financial consulting services to small and medium-sized enterprises in Asia, today announced its financial results for the first six months of fiscal year 2019 ended January 31, 2019.

Mr. Jun Liu, the Chief Executive Officer of the Company, commented, “We are pleased to present our financial results for the first six months of fiscal year 2019. Increased uncertainties from the ongoing trade disputes between China and the United States as well as the U.S. federal government shutdown were a drag on our revenue for first half of fiscal year 2019. Although our revenue decreased during the six months ended January 31, 2019, we were still able to maintain our profitability. In order to diversify our revenue sources for future growth, we plan to expand our consulting service scope to cover investment and financial analysis reporting business in order to target more customers. We believe this new service offering along with our existing going public consulting business will help us generate increased revenue in the near future.”

Financial Highlights for the First Six Months of Fiscal Year 2019

	For the Six Months Ended January 31,
($ millions, except per share data)	2019	2018	% Change
Revenue	2.43	3.40	-28.5%
Consulting service fee	2.43	3.33	-27.0%
Registration fee	-	0.07	-100.0%
Income from operations	1.58	1.88	-16.2%
Net income	1.18	1.50	-21.6%
Earnings per share	0.03	0.04	-25.0%

•	Revenue was $2.43 million, a decrease of 28.5% from $3.40 million for the same period of last year due to decreased going public consulting services provided to customers.

•	Net income was $1.18 million, a decrease of 21.6% from $1.50 million for the same period of last year.

•	Basic and diluted earnings per share were $0.03 compared with $0.04 for the same period of last year.

Financial Results for the First Six Months of Fiscal Year 2019

Summary Financial Results

	For the Six Months Ended January 31,
(USD, except for %)	2019	2018	% Change
Revenue	$2,432,765	$3,401,884	(28.5)%
Operating expenses
Selling expenses	385,338	1,258,334	(69.4)%
General and administrative expenses	471,186	262,430	79.5%
Total operating expenses	856,524	1,520,764	(43.7)%
Income from operations	1,576,241	1,881,120	(16.2)%
Other income (expenses)
Interest income (expense), net	1,142	555	105.7%
Other income	21,300	89,504	(76.2)%
Total other income, net	22,442	90,059	(75.1)%
Income before income taxes	1,598,683	1,971,179	(18.9)%
Provision for income taxes	419,138	466,988	(10.2)%
Net income	$1,179,545	$1,504,191	(21.6)%

Financial Results for the Six Months Ended January 31, 2019

Operating Revenues

	For the six months ended January 31,
	2019		2018
	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %
Consulting service fee	$2,432,765	100.0%	$3,331,290	97.9%	$(898,525)	(27.0)%
Registration fee	-	0.0%	70,594	2.1%	(70,594)	(100.0)%
Total	$2,432,765	100.0%	$3,401,884	100.0%	$(969,119)	(28.5)%

Our total revenues decreased by $969,119, or 28.5%, to $2,432,765 for the six months ended January 31, 2019, from $3,401,884 for the same period of the prior fiscal year. Revenue from consulting services accounted for 100.0% and 97.9% of our total revenue, while revenue from registration fee accounted for 0.0% and 2.1% of our total revenue, for the six months ended January 31, 2019 and 2018, respectively.

Revenue from consulting services decreased by $898,525, or 27.0%, from $3,331,290 in the six months ended January 31, 2018, to $2,432,765 in the six months ended January 31, 2019, primarily attributable to decreased going public consulting services provided to customers during the six months ended January 31, 2019, as compared to the same comparative period of fiscal year 2018. Total number of customers engaged with us for public listing related consulting services decreased from nine in the six months ended January 31, 2018, to four in the same period of fiscal year 2019. In the six months ended January 31, 2018, we focused on providing consulting services to customers to help them go public through reverse merger transactions, such services include pre-listing knowledge education and tutoring, due diligence, market information analysis and business plan drafting, shell company identification, and reverse merger transaction assistance. In contrast, since August 2018, we started to provide consulting services to customers going public through initial public offerings (“IPO”), which normally takes us a longer time to select customers, check their background, and negotiate consulting services, and we are also required to provide more extensive consulting services to qualified IPO customers, including but not limited to due diligence, market information collection and analysis, business planning, pre-listing education and tutoring, legal structure re-organization advisory services, auditing and legal firms recommendation, investors referral and pre-listing financing coordination, as well as follow-up services. In addition, the uncertainties arising from the trade disputes between China and the United States also negatively impacted customers’ confidence to go public through IPO in the United States, to certain extent. As a result, our consulting service revenue decreased as we only provided going public consulting services to four customers in the six months ended January 31, 2019.

We charge our new customers an initial non-refundable registration fee for account setup before we post their information and profiles on our website, at which point, we recognize such registration fee as revenue. We do not charge our customers additional profile maintenance fees after the initial posting is completed as limited efforts are required for us to maintain such information on an on-going basis. Registration fee decreased by $70,594, or 100.0%, when comparing fiscal year 2018 to fiscal year 2017 because we did not sign on any new customer in the six months ended January 31, 2019, as compared to four new customers in the six months ended January 31, 2018.

Although our revenue decreased during the six months ended January 31, 2019, as compared to the same period of fiscal year 2018, we are planning to establish a new branch office in Hong Kong to increase our exposure, and we also plan to hire more specialized and talented employees in order to provide better services to our customers in the future. We believe our competitive strengths, including but not limited to, highly qualified professional service team with extensive experience in going public and financial consulting services, recognition and reputation of our services achieved from our previous success helping our clients going public, established long-term professional relationships with a group of well-known third-party professional providers both domestically and in the U.S, and established long term cooperation relationships with local chambers of commerce and associations, will continue to help us develop more customers for our consulting services to generate increased revenue in the future.

Operating expenses

Our operating expenses consist of selling and general and administrative expenses.

	For the Six Months ended January 31, 2019	For the Six Months ended January 31, 2018	Change	Change (%)
Selling expenses	$385,338	$1,258,334	$(872,996)	(69.4)%
General and administrative expenses	471,186	262,430	208,756	79.5%
Total operating expenses	$856,524	$1,520,764	$(664,240)	(43.7)%

Selling expenses

Selling expenses decreased by $872,996, or 69.4%, from $1,258,334 in the six months ended January 31, 2018, to $385,338 in the six months ended January 31, 2019. Our selling expenses decreased primarily because we reduced our use of third-party providers as we hired and retained more qualified and competent employees in the six months ended January 31, 2019; this enabled us to bring more services in house and to save costs by approximately $913,432 as compared to six months ended January 31, 2018. The decrease in our selling expenses was offset by an increase in salary and employee welfare expense by approximately $45,895 because we hired more sales personnel to involve in business development. In the six months ended January 31, 2018, we initiated more marketing and promotional campaigns and seminars in order to attract and educate potential enterprise customers, and accordingly, we incurred substantial related expenses. In the six months ended January 31, 2019, with a greater market reputation, our promotional campaigns related expenditures were reduced accordingly. As a percentage of revenue, our selling expenses were 11.2% and 36.9% of our total revenues for the six months ended January 31, 2019 and 2018, respectively.

We expect our overall sales and marketing expenses, including but not limited to, brand promotion, salary, incentive, and servicing expense, will continue to increase in the foreseeable future as and if our business further grows.

General and administrative expenses

General and administrative expenses increased by $208,756, or 79.5%, from $262,430 in the six months ended January 31, 2018, to $471,186 in the six months ended January 31, 2019. The increase was mainly due to increased office lease expenses by approximately $128,229 and increased professional fees by approximately $58,472 such as auditing fees, IR fees, legal counsel fees, capital market advisory fees as well as secretary company services fees. As a percentage of sales, our general and administrative expenses were 19.4% and 7.7% of our total revenues for the six months ended January 31, 2019 and 2018, respectively.

We expect our general and administrative expenses, including, but not limited to, salaries and business consulting, to continue to increase in the foreseeable future, as our business further grows. We expect our rental expenses to remain consistent unless we need to further expand our administrative office due to lack of office spaces. We expect our professional fees for legal, audit, and advisory services will increase as we become a public company upon the completion of our IPO offering.

Other income, net

Other income primarily includes interest income, tax refund from local government authority, and subsequent bad debt collection after write-off provision. Other income decreased by $67,617 or from $90,059 in the six months ended January 31, 2018, to $22,442 in the six months ended January 31, 2019, primarily due to decreased tax refund and bad debt collection during the six months ended January 31, 2019, as compared to the same period of fiscal year 2018.

Provision for income taxes

Income tax expense decreased by $47,850 or, 10.2%, from $466,988 in the six months ended January 31, 2018, to $419,138 in the six months ended January 31, 2019, primarily due to decreased revenue and taxable income in the six months ended January 31, 2019.

Net income

As a result of the foregoing, our net income was $1,179,545 for the first half of fiscal year 2019, a decrease of $324,646, or 21.6%, from $1,504,191 in the same period of the prior fiscal year.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations and working capital loans from our major shareholders, if necessary. We plan to support our future operations primarily from cash generated from our operations and cash on hand.

As of January 31, 2019, we had $869,533 cash and cash equivalents compared to $72,965 as of July 31, 2018. We also had $1,450,274 accounts receivable from three customers for consulting services rendered. We collected $0.3 million of such accounts receivable subsequently during the February to June 2019 period and expect to substantially collect the remaining accounts receivable within the next few months if these three customers close their IPO transactions before December 31, 2019. As of January 31, 2019, we also had deferred revenue of $155,567 derived from customer deposits for consulting services. Such amount will be recognized as revenue as our consulting services are gradually provided.

As of January 31, 2019, we had positive working capital of $2.76 million. Our working capital requirements are influenced by the level of our operations, the numerical volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

We believe that our current cash and cash flows provided by operating activities, loans from our principal shareholders, and the net proceeds from our IPO will be sufficient to meet our working capital needs in the next 12 months. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we determine to accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

Substantially all of our operations are conducted in China and all of our revenue, expenses, cash, and cash equivalents are denominated in RMB. Due to the PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars, we may have difficulty distributing any dividends outside of China.

We have not declared nor paid any cash dividends to our shareholders. We do not plan to pay any dividends out of our restricted net assets as of January 31, 2019.

We have limited financial obligations denominated in U.S. dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on our liquidity, financial condition, and results of operations.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the six months ended January 31,
	2019	2018
Net cash used in operating activities	$(1,151,559)	$(462,392)
Net cash provided by (used in) investing activities	$2,272,032	$(65)
Net cash provided by (used in) financing activities	$(31,104)	$739,956
Net increase in cash and cash equivalents	$796,568	$313,151
Cash and cash equivalents, beginning of period	$72,965	$144,813
Cash and cash equivalents, end of period	$869,533	$457,964

Operating Activities

Net cash used in operating activities was $1,151,559 for the six months ended January 31, 2019, primarily consists of:

●	Net income of $1,179,546 for the period;
●	An increase in accounts receivable of $1,227,693 because we provided IPO related consulting services to three customers. As of January 31, 2019, most of our accounts receivable are aged below three months. One customer is in the process of its IPO fund raising and has promised to pay upon closing of its IPO. Subsequently during February to June 2019 period, we have collected approximately $0.3 million accounts receivable from our customers and we expect to fully collect the remaining amount within next few months.

●	An increase in deferred IPO costs by $466,128 because, in connection with our IPO effort, we have prepaid various service fees such as legal fees, underwriter due diligence fees, IR fees, capital market advisory fees, as well as secretary company services fees. These IPO related expenses will be offset against the estimated IPO proceeds we receive.
●	An increase in prepaid expenses and other current assets by $676,084 primarily because we signed a consulting service agreement with third-party Chengzhi Holding Co., Ltd. (“Chengzhi”) and engaged with Chengzhi to help us identify and refer potential new customers to us for our services, and also help these customers resolve capital funding. As a result, we prepaid RMB5 million to Chengzhi for these consulting services for one year, and such prepaid consulting expense is amortized over the contracted service period.
●	A decrease in deferred revenue by $390,720 because such amount has been recognized as revenue when our performance obligation has been satisfied and revenue recognition criteria have been met;
●	An increase in income tax payable by $446,480 due to increased taxable income. We subsequently paid the accrued income tax payable to local tax authority during February to May 2019 period.

Net cash used in operating activities was $462,392 for the six months ended January 31, 2018, primarily consists of:

●	Net income of $1,504,190 for the period;
●	An increase in prepaid expenses and other current assets by $1,548,279 primarily because we made prepayment of approximately $1.3 million to various third-party service providers and outsourced some consulting engagements to them in order to perform reverse merger related consulting services to our customers;
●	A decrease in deferred revenue by $509,787 because such amount has been recognized as revenue when our performance obligation has been satisfied and revenue recognition criteria have been met;
●	An increase in income tax payable by $509,829 due to increased taxable income. We subsequently paid the accrued income tax payable to local tax authority during February to May 2018 period.

Investing Activities

Net cash provided by investing activities was $2,272,032 for the six months ended January 31, 2019, primarily include purchase of property and equipment of $440,402, and a collection of loan receivable from a third-party of $2,712,434. In prior period, we advanced a short-term loans to a third-party company, Jinqisheng Technology Co., Ltd., to generate interest income at an interest rate of 5% per annum. We fully collected this loan receivable in August 2018.

Net cash used in investing activities was $65 for the six months ended January 31, 2018, primarily include purchase of property and equipment in the same amount.

Financing Activities

Net cash used in financing activities was $31,104 for the six months ended January 31, 2019, primarily due to repayment of borrowings to related parties.

Net cash provided by financing activities was $739,956 for the six months ended January 31, 2018, primarily include $755,139 proceeds from capital contributions from our shareholders to meet the paid in capital requirement of our VIE, Qianhai Asia Era (Shenzhen) International Financial Services Co., Ltd., and a repayment of related party borrowings of $15,183.

Trend Information

As of January 31, 2019, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of January 31, 2019.

Contractual Obligations

We lease office space under a non-cancellable operating lease arrangement. Current lease expires on December 26, 2019. Operating lease expense amounted to $282,943 and $154,714 for the six months ended January 31, 2019 and 2018, respectively. Future minimum lease payments under non-cancelable operating leases is RMB2,016,897 (or approximately $293,458) as of January 31, 2019.

Recent Developments

On July 19, 2019, we announced the launch of our investment and financial analysis reporting business.

On July 8, 2019, we entered into a financial consulting service agreement to act as a financial advisor for Shenzhen Micro Union Gold League Electronic Commerce Technology Co., Ltd.

On June 6, 2019, we announced that Mr. Jun Liu was appointed and approved unanimously by our Board of Directors and our Nominating and Corporate Governance Committee as our Chief Executive Officer and Director, effective June 6, 2019, to replace the departing Chief Executive Officer, Ms. Qiuli Wang, and the departing Director, Mr. Qiang Chen.

On April 29, 2019, we completed the closing of our initial public offering (the “Offering”) of 2,074,672 ordinary shares at a public offering price of $5.00 per share. The aggregate gross proceeds from the Offering were $10,373,360, before deducting underwriting discounts, commissions, and other expenses. On May 3, 2019, our ordinary shares commenced trading on the Nasdaq Capital Market today under the ticker symbol “ATIF.”

On April 1, 2019, we entered into a lease agreement to lease office space in Hong Kong in order to provide additional administration and service department office space for our subsidiary ATIF Limited. The lease will expire on December 27, 2019, with monthly rental expenses of HK$129,374 (approximately $16,534).

In order to diversify our business and revenue sources, on September 20, 2018 (the “Acquisition Date”), our subsidiary, ATIF Limited, entered into a purchase agreement with Shenzhen Shangyuan Electronic Commerce Co., Ltd. (“Shangyuan”) to acquire a financial and news media platform, www.chinacnnm.com, from Shangyuan, for a total cash consideration of approximately $0.46 million (or RMB3 million). We plan to use this financial and news platform to market our going public consulting services to potential clients and to help existing clients distribute news and worldwide press releases.

About ATIF Holdings Limited

Headquartered in Shenzhen, China, ATIF is a company providing financial consulting services to small and medium-sized enterprises in Asia. The Company’s core businesses include going public consulting services, international financial consulting services, and financial media services. The Company has advised several enterprises in China to go public in the U.S. At present, the Company has business centers and service centers in Hong Kong and Shenzhen, and a team of experienced consulting professionals. The Company owns www.chinacnnm.com, a news and media website that provides social news and financial information to the Asian region. For more information, please visit https://www.atifchina.com/

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact Investor Relations at:

Tina Xiao

Ascent Investor Relations LLC Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com

ATIF HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA

Unaudited Condensed Consolidated Balance Sheets

(In USD)

	As of
	January 31, 2019	July 31, 2018
ASSETS
CURRENT ASSETS
Cash and Cash equivalents	$869,533	$72,965
Accounts receivable, net	1,450,274	137,550
Loans receivable	15,072	2,750,078
Due from a related party	-	14,966
Deferred IPO cost	469,328	-
Prepaid expenses and other current assets	1,549,966	721,817
Total current assets	4,354,173	3,697,376
Property and equipment, net	41,593	49,378
Intangible assets, net	425,444	-
TOTAL ASSETS	$4,821,210	$3,746,754

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accrued expense and other current liabilities	103,701	291,679
Taxes payable	1,334,257	861,684
Deferred revenue	155,567	547,235
Due to related parties	-	31,366
Total current liabilities	1,593,525	1,731,964

Commitments and contingencies

STOCKHOLDERS’ EQUITY
Common stock, 100,000,000 shares authorized; par value $0.0001, 35,000,000 shares issued and outstanding as of January 31, 2019 and July 31, 2018, respectively	35,000	35,000
Additional paid-in capital	720,139	720,139
Statutory reserves	411,723	278,836
Retained earnings	2,085,547	1,038,889
Accumulated other comprehensive loss	(24,724)	(58,074)
Total stockholders’ equity	3,227,685	2,014,790
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,821,210	$3,746,754

ATIF HOLDINGS LIMITED

Unaudited Condensed Consolidated Statement of

Income and Other Comprehensive Income

(In USD)

	For the Six Months Ended January 31,
	2019	2018

Revenues	$2,432,765	$3,401,884

Operating expenses:
Selling expenses	385,338	1,258,334
General and administrative expenses	471,186	262,430
Total Operating Expenses	856,524	1,520,764

Income from operations	1,576,241	1,881,120

Other income (expenses):
Interest income (expenses), net	1,142	555
Other income (expenses), net	21,300	89,504
Total other income, net	22,442	90,059

Income before income taxes	1,598,683	1,971,179
Provision for income taxes	419,138	466,988
Net income	1,179,545	1,504,191

Other comprehensive income:
Foreign currency translation adjustment	33,024	45,183
Comprehensive income	$1,212,569	$1,549,374

Earnings Per share - Basic and Diluted	$0.03	$0.04

Weighted Average Number of Shares Outstanding - Basic and diluted	35,000,000	35,000,000

ATIF HOLDINGS LIMITED

Unaudited Condensed Consolidated Statements of Cash Flows

(In USD)

	For the Six Months Ended January 31,
	2019	2018

Cash flows from operating activities:
Net income	$1,179,546	$1,504,190
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	22,847	7,670
Changes in operating assets and liabilities:
Accounts receivable	(1,227,693)	-
Deferred IPO cost	(466,128)
Prepaid expenses and other current assets	(676,084)	(1,548,279)
Deferred revenue	(390,720)	(509,787)
Accounts payable	-	(563,725)
Accrued expenses and other current liabilities	10,193	137,710
Income taxes payable	446,480	509,829
Net cash used in operating activities	(1,151,559)	(462,392)

Cash flows from investing activities:
Purchases of property and equipment	(2,266)	(10,847)
Purchase of intangible assets	(438,136)
Collection of third party loans	2,712,434	10,782
Net cash provided by (used in) investing activities	2,272,032	(65)

Cash flows from financing activities:
Capital contribution	-	755,139
Repayment of related party borrowings	(31,104)	(15,183)
Net cash (used in) provided by financing activities	(31,104)	739,956
Effect of changes of foreign exchange rates on cash	(292,801)	35,652
Net increase in cash	796,568	313,151
Cash, beginning of period	72,965	144,813
Cash, end of period	$869,533	$457,964

Supplemental disclosure information:
Cash paid for income tax	$36,707	$82,953
Cash paid for interest	$-	$-